# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Yatra Online, Inc., CIK 0001516899
CUSIP: G98338109
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: GULF ADIBA, PLOT NO. 272, 04TH FLOOR, UDYOG VIHAR, PHASE-II, SECTOR-20, GURGAON, India (K7), 122008
Date of event which requires filing of this statement: 03/05/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001478982
Persons authorized to receive notices and communications: Rishi Bajaj, Altai Capital Management, L.P., PO Box 15203, Irvine, California (CA), 92623-9998, 949-326-9612; Ele Klein, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Altai Capital Management, L.P. (CIK 0001478982): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,252,708; sole dispositive power 0; shared dispositive power 3,252,708; aggregate amount beneficially owned 3,252,708 (5.1% of the class)
- Altai Capital Management, LLC (CIK 0001619440): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,252,708; sole dispositive power 0; shared dispositive power 3,252,708; aggregate amount beneficially owned 3,252,708 (5.1% of the class)
- Rishi Bajaj (CIK 0001619438): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,252,708; sole dispositive power 0; shared dispositive power 3,252,708; aggregate amount beneficially owned 3,252,708 (5.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: Yatra Online, Inc.
Address of issuer's principal executive offices: GULF ADIBA, PLOT NO. 272, 04TH FLOOR, UDYOG VIHAR, PHASE-II, SECTOR-20, GURGAON, India (K7), 122008

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D (the "Schedule 13D") is filed by: (i) Altai Capital Management, L.P., a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission ("Investment Manager"); (ii) Altai Capital Management, LLC, a Delaware limited liability company ("IMGP"); and (iii) Rishi Bajaj ("Mr. Bajaj"), the President and Chief Investment Officer of Investment Manager and managing member of IMGP.

Each of the foregoing is referred to as a "Reporting Person" and collectively as, the "Reporting Persons." The Reporting Persons are jointly filing this Schedule 13D.

This Schedule 13D relates to the Ordinary Shares, par value $0.0001 per share (the "Ordinary Shares"), of Yatra Online, Inc., a Cayman Islands exempted company (the "Issuer"), held for the account of accounts separately managed by Investment Manager (the "Separately Managed Accounts").

Investment Manager serves as investment manager to the Separately Managed Accounts. Each of Investment Manager, IMGP and Mr. Bajaj may be deemed to have voting and dispositive power over the Ordinary Shares held for the account of the Separately Managed Accounts.
Residence or business address: The address of the business office of each of the Reporting Persons is PO Box 15203, Irvine, CA 92623.
Present principal occupation or employment: The principal business of Investment Manager is serving as the investment manager of certain investment funds and managed accounts, including the Separately Managed Accounts. The principal business of IMGP is serving as the general partner of Investment Manager. The principal business of Mr. Bajaj is serving as President and Chief Investment Officer of Investment Manager and managing member of IMGP.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Investment Manager is a Delaware limited partnership. IMGP is a Delaware limited liability company. Mr. Bajaj is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons used approximately $12,217,671.69 (including brokerage commissions) in the aggregate to purchase the Ordinary Shares reported in this Schedule 13D.

Based on information and belief, the source of the funds used to acquire the Ordinary Shares is the working capital available to the Separately Managed Accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Ordinary Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons acquired the Ordinary Shares because they believed that the Ordinary Shares reported herein, when purchased, represented an attractive investment opportunity.

The Reporting Persons and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management of the Issuer and the board of directors of the Issuer (the "Board"), other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's Board composition (including representation on the Board), valuation, business, management, capital structure and allocation, corporate governance, investor communications, and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, exchanging information with the Issuer or other third parties pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, acquiring additional Ordinary Shares and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions, entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Persons to rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. All percentages set forth herein are based upon a total of 63,929,922 Ordinary Shares outstanding as of December 31, 2025, pursuant to information contained in the Issuer's Form 6-K filed with the SEC on February 11, 2026.

For purposes of disclosing the number of shares of Ordinary Shares beneficially owned by each of the Reporting Persons, Investment Manager, IMGP and Mr. Bajaj may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) all Ordinary Shares that are owned beneficially and directly by the Reporting Persons. Each of Investment Manager, IMGP and Mr. Bajaj disclaims beneficial ownership of such Ordinary Shares for all other purposes.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to rows (7) through (10) of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: No transactions in the Ordinary Shares have been effected by the Reporting Persons during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No persons other than the Reporting Persons and Vincent C. Smith Jr., the owner of the Separately Managed Accounts, are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares covered by this Schedule 13D that may be deemed to be beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Joint Filing Agreement, dated March 5, 2026.

## Signatures
- Altai Capital Management, L.P.: /s/ Rishi Bajaj, Rishi Bajaj, Authorized Signatory (03/05/2026)
- Altai Capital Management, LLC: /s/ Rishi Bajaj, Rishi Bajaj, Authorized Signatory (03/05/2026)
- Rishi Bajaj: /s/ Rishi Bajaj, Rishi Bajaj, Individually (03/05/2026)